 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)

HELIX WIND, CORP.
 (Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

42331P 106
(CUSIP Number)

1848 Commercial Street
San Diego, California 92113
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2010
____________________
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 42331P 106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bluewater Partners, S.A.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
    Cayman Islands

Number of	7. Sole Voting Power
Shares Beneficially	2,770,000

Owned By Each	8. Shared Voting Power
Reporting	-0-

Person With	9. Sole Dispositive Power
2,770,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,770,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
7.16% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
       IV

* Based 38,694,333 shares of the Issuer’s common stock outstanding as of February 15, 2010.

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This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission by Bluewater Partners, S.A., with respect to Helix Wind Corp. (the “Issuer” or the “Company”), on May 12, 2009, as amended by the statement on Schedule 13DA, filed with the SEC on July 16, 2009  (the “Schedule 13D”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

On January 27, 2010, the Reporting Person sold 50,000 shares for 500 on February 9, 2010 sold 60,000 shares of its common stock of the Issuer for 500. As a result, the Reporting person remains with an aggregate of 2,770,000 shares of common stock of the Issuer. The shares were sold to St. George Investments, LLC pursuant of the Stock Purchase Agreements attached hereto as exhibits.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a)
According to the numbers reported by the issuer on its Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission on November 19, 2009 on November 19, 2009, the Issuer has 38,694,333 issued and outstanding shares of common stock, of which the Reporting Person owns 2,770,000 shares (representing 7.16%). The Reporting Person initially owned 3,000,000 shares of common stock. The Reporting Person purchased 6,250 shares and disposed of 126,250 shares of common stock in a series of transactions.

(b)	The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c)	During the past 60 days, the Reporting Report has effected the transactions discussed in Item 3.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable.

Item 7. Materials To Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

99.1	Settlement Agreement and Release dated December 17, 2008 by and among Clearview Acquisitions Inc. and the Petitioners (filed as Exhibit 99.1 to the Schedule 13D).

99.2
Stock Purchase Agreement entered into as of January 27, 2010, by and between St. George Investments, LLC, an Illinois limited liability company, its successors and assigns, and Bluewater Partner, S.A., a Panamanian corporation.

99.3
Amendment to Stock Purchase Agreement is entered into effective as of February 8, 2009 between St. George Investments, LLC, an Illinois limited liability company, its successors and assigns, and Bluewater Partner, S.A., a Panamanian corporation.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2010

BLUEWATER PARTNERS, S.A.
By: s/ Frank Buser
Name: Frank Buser
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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